August 14, 2025

Jeff Hoffmeister
Chief Financial Officer
Shopify, Inc.
151 O'Connor Street, Ground Floor
Ottawa, Ontario, Canada K2P 2L8

        Re: Shopify, Inc.
            Form 10-K for the year ended December 31, 2024
            File No. 001-37400
Dear Jeff Hoffmeister:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:   Jessica Hertz